SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                       WORLD WRESTLING ENTERTAINMENT, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    98156Q108
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Vincent K. McMahon
                       World Wrestling Entertainment, Inc.
                               1241 E. Main Street
                           Stamford, Connecticut 06902
                                 (203) 352-8600
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 30, 2008
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                                              98156Q108

1)  NAME OF REPORTING PERSON

Vincent K. McMahon 2008 Irrevocable Trust
-----------------------------------------

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                           -----------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)      [    ]
                                                                 (b)      [ x  ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS                                        Not Applicable
                                                           --------------

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION                   Connecticut
                                                           -----------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                        15,000,000
                                                           ----------

         8)       SHARED VOTING POWER                      0
                                                           ----------

         9)       SOLE DISPOSITIVE POWER                   15,000,000
                                                           ----------

         10)      SHARED DISPOSITIVE POWER                 0
                                                           ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                               15,000,000
                                                           ----------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                [    ]



13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                     37.4%*
                                                           ------

14) TYPE OF REPORTING PERSON                               OO
                                                           --

*Based on an assumed conversion of all of the shares of the Issuer's Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see "Introductory Note" and Item 5 below for more information).

INTRODUCTORY NOTE

     On December 30, 2008, Vincent K. McMahon ("Mr. McMahon") gifted 15,000,000 shares of Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company" or "Issuer") to the Vincent K. McMahon 2008 Revocable Trust (the "GRAT" or "Reporting Person") for estate planning purposes. Vincent K. McMahon is the trustee of the GRAT and established the GRAT as an estate planning vehicle for his benefit and the benefit of the members of his family to hold a portion of the shares of Class B Common Stock previously owned directly by him. Giving effect to this GRAT contribution, Mr. McMahon continues to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") 43,421,427 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 43,421,427 shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"). This number consists of (A) 28,421,427 shares of Class B Common Stock held by Mr. McMahon and (B) 15,000,000 shares of Class B Common Stock held by the GRAT. Such shares represent approximately 59.7% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of October 28, 2008 and 91% of the total Class B Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share. Accordingly, the 43,421,427 shares of Class B Common Stock beneficially owned by Mr. McMahon generally represent approximately 86.5% of the Issuer's total voting power. Mr. McMahon separately reports beneficial ownership of all 43,421,427 shares of Class B Common Stock, including the 15,000,000 shares gifted to the GRAT.

     This Statement on Schedule 13D ("Schedule 13D") relates to the 15,000,000 shares of Class B Common Stock owned of record by the GRAT. The GRAT owns of record approximately 31.4% of the issued and outstanding shares of Class B Common Stock, which constitutes approximately 29.9% of the Company's total voting power (which voting power is controlled by Mr. McMahon as trustee). Assuming the conversion of the shares of Class B Common Stock to which this
Schedule 13D relates, the GRAT would own of record approximately 37.4% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of October 28, 2008. Assuming the conversion of all of the outstanding shares of Class B Common Stock, the GRAT would own of record approximately 20.6% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A and Class B Common Stock outstanding as of October 28, 2008. The number of shares reported herein as owned of record by the GRAT excludes (i) 28,421,427 shares of Class B Common Stock owned of record by Mr. McMahon, (ii) 3,725,466 shares of Class B Common Stock beneficially owned by Mr. McMahon's adult children and (iii) 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Mr. McMahon's wife, Linda E. McMahon.

Item 1.  Security and Issuer.
-----------------------------

     This Schedule 13D is filed with respect to the Issuer's Class A Common Stock but relates to the Issuer's Class B Common Stock. The Issuer's principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.


Item 2.  Identity and Background.
---------------------------------

          (a) -(f) This Schedule 13D is being filed on behalf of the GRAT. The GRAT is a trust organized under the laws of the State of Connecticut. The principal address of the GRAT is c/o World Wrestling Entertainment, Inc. 1241 E. Main Street, Stamford, Connecticut 06902.

          Mr. McMahon is the Chairman of the Company, a founder of the Company and trustee of the GRAT. His principal business address is c/o World Wrestling Entertainment, Inc. 1241 E. Main Street, Stamford, Connecticut 06902. Mr. McMahon is a citizen of the United States of America.

          During the last five years, neither Mr. McMahon nor the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither Mr. McMahon nor the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

          The GRAT acquired the shares of Class B Common Stock as the result of a gift of such shares by Mr. McMahon. No monetary consideration was paid for such shares.

Item 4.  Purpose of Transaction.
--------------------------------

          Acquisitions of Class B Common Stock by Mr. McMahon and the GRAT were made for investment purposes.

          Mr.  McMahon  may  purchase  additional  shares  of Class A or Class B
Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision to increase his holdings of Class A or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions. Mr. McMahon has not purchased or acquired any additional shares of the Issuer's Common stock since the Issuer became a public company in October 1999. The GRAT may acquire beneficial ownership of additional shares of Class B Common Stock from time to time in connection with any future gifts by Mr. McMahon.

          Mr. McMahon and the GRAT also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A and/or Class B Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives. In addition, Mr. McMahon may make gifts (which may include gifts to the GRAT and other charities) of Class B Common Stock from time to time.

          Mr. McMahon and the GRAT intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Class B Common Stock. In addition, Mr. McMahon is the Chairman of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business, and affairs of the Issuer.

         Neither Mr. McMahon nor the GRAT, as stockholders of the Company, has any plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of Mr. McMahon and the GRAT may, at any time and from time to time, review or reconsider his or its position and/or change his or its purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. McMahon, in his position as Chairman of the Company, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items described in Items 4(a) through 4(j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

          (a)(i) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008, as of October 28, 2008 there were 25,073,992 shares of Class A Common Stock issued and outstanding, and 47,713,563 shares of Class B Common Stock issued and outstanding. Mr. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") of 43,421,427 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 43,421,427 shares of Class A Common Stock. This number consists of (A) 28,421,427 shares of Class B Common Stock held by Mr. McMahon and (B) 15,000,000 shares of Class B Common Stock held by the GRAT. Such shares represent approximately 59.7% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of October 28, 2008 and 91% of the total Class B Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share. Accordingly, the 43,421,427 shares of Class B Common Stock beneficially owned by Mr. McMahon generally represent approximately 86.5% of the Issuer's total voting power.

          (ii) The GRAT may be  deemed  the  beneficial  owner for  purposes  of
Section 13(d) of the Exchange Act of 15,000,000 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 15,000,000 shares of Class A Common Stock. Such shares represent approximately 20.6% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of October 28, 2008, 31.4% of the total Class B Common Stock issued and outstanding as of such date and approximately 29.9% of the Company's total voting power.

          (b)(i) Mr. McMahon may be deemed to have the sole power to direct the voting and disposition of the 43,421,427 shares of Class B Common Stock beneficially owned by Mr. McMahon as described above.

          (ii) Mr. McMahon, by virtue of his position as trustee of the GRAT, may be deemed to have the sole power to direct the voting and disposition of the 15,000,000 shares of Class B Common Stock owned by the GRAT as described above.

          (c) On December 30, 2008, Mr. McMahon gifted 15,000,000 shares of Class B Common Stock to the GRAT. Except for that donation, there have been no transactions with respect to the shares of the Issuer's Class A or Class B Common Stock during the sixty (60) days prior to the date of this Schedule 13D by Mr. McMahon or the GRAT.

          (d) Not applicable

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

          Except as described above and in the next paragraph , there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Mr. McMahon, the GRAT and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares (including as a result of any pledge), finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          In August 2001, The Vincent K. McMahon Irrevocable Trust (the "Trust") sold to Invemed Catalyst Fund, L.P. ("Invemed") an aggregate of 1,886,793 shares of Class A Common Stock. In connection with that transaction, Mr. McMahon, the Trust and Invemed entered into a Stockholders' Agreement, dated August 30, 2001, pursuant to which and subject to certain limitations, the Trust, Invemed and Mr. McMahon and certain of his affiliates agreed to vote all of their shares of Class A and Class B Common Stock to elect Michael B. Solomon, or other designee appointed by

Invemed if he is unable or unwilling to serve, as a director of the Company.


Item 7.  Material to be Filed as Exhibits.
------------------------------------------

          The following is filed herewith as exhibits to this Schedule 13D:

                  1. Power of Attorney

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2009

                                       VINCENT K. MCMAHON 2008 IRREVOCABLE TRUST


                                       By: /s/ Vincent K. McMahon
                                           -------------------------------------
                                           Name:  Vincent K. McMahon
                                           Title: Trustee of the Vincent K.
                                                  McMahon 2008 Irrevocable
                                                  Trust

                                  EXHIBIT INDEX


24.1     Power of Attorney